UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 12, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Medicines Company

File No. 000-31191 - CF#30731

_____

     The Medicines Company submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 5, 2004.

     Based on representations by The Medicines Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.17   through March 5, 2017

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Kevin M. O'Neill
          Deputy Secretary